UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to             .

Commission file number: 0-20828

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Danka 401(k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Danka Business Systems PLC

11101 Roosevelt Boulevard

St. Petersburg, Florida 33716.

REQUIRED INFORMATION

Item 4.	Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

DANKA 401(K) PROFIT SHARING PLAN

Audited Financial Statements and Supplemental Schedule

December 31, 2006 and 2005

Danka 401(K) PROFIT SHARING PLAN

Audited Financial Statements and Supplemental Schedule

December 31, 2006 and 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

Danka 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Danka 401(k) Profit Sharing Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Certified Public Accountants
Tampa, Florida
June 26, 2007

Danka 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31,
	2006	2005
Cash	$214,414	$492,146

Investments at fair value
Common stocks	10,645,042	14,616,080
Collective trusts	55,496,656	55,919,741
Mutual funds	110,087,821	109,295,589
Participants’ loans	3,671,094	4,440,978

Total investments	179,900,613	184,272,388

Accrued interest income	97,732	85,472
Participants’ contributions receivable	190,730	226,741

Net assets available for benefits, at fair value	180,403,489	185,076,747

Adjustment from fair value to contract value for investment in collective trust fund related to fully benefit responsive investment contracts	628,416	647,912

Net assets available for benefits	$181,031,905	$185,724,659

See accompanying notes to financial statements

Danka 401(k) Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2006	2005
Additions to net assets attributed to:
Investment Income:
Interest	$251,006	$262,115
Dividends	6,738,236	5,295,706
Net appreciation (depreciation) in fair value of investments	9,153,734	(4,505,628)

Total investment income	16,142,976	1,052,193

Participants’ contribution	6,475,053	8,137,886

Total additions	22,618,029	9,190,079

Deductions from net assets attributed to:
Participants’ distributions	27,246,098	26,721,046
Administrative expenses	64,685	22,106

Total deductions	27,310,783	26,743,152

Net decrease	(4,692,754)	(17,553,073)
Net assets at beginning of year	185,724,659	203,277,732

Net assets at end of year	$181,031,905	$185,724,659

See accompanying notes to financial statements

Danka 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2006 and 2005

(1)	Description of the Plan

The Danka 401(k) Profit Sharing Plan (the Plan) was adopted by Danka Office Imaging Company (the Sponsor or Employer) on August 8, 1984, effective January 1, 1984. The following description of the Plan provides only general information. The Plan document should be referred to for a complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan that contains an employee salary deferral arrangement under Internal Revenue Code (Code) Section 401(k). Employees are eligible to participate immediately as of the first payroll date following their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

(b)	Amendments

Effective March 28, 2005, the Sponsor amended the Plan to pay a distribution in a direct rollover to an individual retirement account designated by the Plan Administrator in the event of a mandatory distribution greater than $1,000, but less than $5,000, if the Participant does not elect to have such distribution paid directly to an eligible retirement plan specified by the Participant in a direct rollover or to receive the distribution directly in accordance with the Plan.

Effective November 27, 2006, the Sponsor amended the Plan to comply with recent regulatory requirements.

(c)	Contributions

The Plan provides that contributions each year will consist of (a) voluntary participant contributions equal to the amount of total compensation that each participant has elected to defer and (b) a discretionary employer-matching contribution, as approved by the Board of Directors. Total elective deferrals for any individual participant cannot exceed $15,000 for 2006 and $14,000 for 2005. In the case of certain highly compensated individuals, additional restrictions may be applicable.

Contributions are credited to the individual account of each participant. The Plan allows participants to direct the investment of their contributions into 25 different investment options. In 2005, the Plan offered 26 different investment options including Danka Business Systems PLC common stock. Employer contributions are recorded in the Plan year of Board approval. There were no employer contributions recorded in 2006 or 2005. Participants aged 50 or over during the Plan year can also make additional catch-up contributions of up to $5,000 and $4,000 for 2006 and 2005, respectively.

(d)	Participant Accounts

Each participant’s account is self-directed and is credited with the participant’s contribution, the Sponsor’s matching contribution, if applicable, and an allocation of Plan earnings and investment gains or losses on Plan investments. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Danka 401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

December 31, 2006 and 2005

(e)	Vesting

Participants are immediately vested in their voluntary contributions and related net investment earnings. Vesting in Sponsor contributions is determined based upon a participant’s years of service. The following schedule indicates the vesting percentages for the 2006 and 2005 plan years:

Years of service	Vested percentage
Less than 1 year	0%
1	25%
2	50%
3	75%
4	100%

In the event of death or total and permanent disability, all amounts credited to such participant’s account shall become fully vested.

(f)	Forfeitures

At December 31, 2006 and 2005, unallocated forfeited nonvested accounts totaled $735,883 and $698,724, respectively. Forfeitures generated during 2006 and 2005 were $81,631 and $236,186, respectively. Forfeiture accounts are used to reduce the amount the Sponsor is required to contribute under terms of the Plan and to pay plan expenses. During 2006 and 2005, no forfeitures were used to offset Employer contributions.

(g)	Participant Loans

Eligible participants, with a vested account balance of at least $2,000, may borrow from their accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between the investment fund and the participants’ loans fund. Loan terms range from six months to five years. The loans are secured by the balance in the participants’ accounts and bear interest at prime interest rate as of the last business day of the month preceding the month in which the loan is processed, plus 1%. Principal and interest are paid ratably via payroll deductions.

(h)	Payment of Benefits

Upon retirement, death or termination of service, a participant may elect to receive either a lump sum amount equal to the value of his or her account, a direct rollover or annuity payments for the life of the participant. Subsequent to January 31, 2005, a lump sum payment is the only allowable form of distribution.

(i)	Plan Termination

Although it has not expressed any intention to do so, the Sponsor has the right under the Plan to terminate the Plan. In the event of plan termination, each participant shall immediately become 100% vested and receive his or her individual account balance in accordance with the Plan provisions in effect at the time of the Plan termination.

Danka 401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

December 31, 2006 and 2005

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared under the accrual method of accounting.

(b)	New Accounting Pronouncements

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pensions plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005 presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is determined as of the close of business on the last day of the plan year.

For common stock and mutual funds, fair value is determined by quoted market prices in an active market based on the last reported sales price on the last business day of the Plan year. For common and collective trusts, contract value is determined based on quoted redemption values. The fair value of participation units owned by the collective trust fund is determined using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio of securities. Loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded at the ex-dividend date.

(d)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(e)	Payment of Benefits

Benefits are recorded when paid.

Danka 401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

December 31, 2006 and 2005

(3)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31:

	2006	2005
Danka Business Systems PLC Common Stock	$10,033,270	$13,966,094
Merrill Lynch Equity Index Trust	23,050,571	20,572,568
Davis New York Venture Fund	30,039,819	28,067,756
Merrill Lynch Retirement Preservation Trust	33,074,501	35,995,085
AIM Constellation Fund	12,070,815	12,866,195
Blackrock Global Allocation Fund	14,354,797	12,453,354
Blackrock Government	9,113,467	9,480,768
Templeton Foreign Fund	11,780,515	—	*

*	Less than 5% at December 31, 2005.

During 2006 and 2005, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value by $9,153,734 and $(4,505,628), respectively, as follows:

	2006	2005
Net appreciation (depreciation) in fair value of investments:

Common stocks	$(2,340,375)	$(10,910,126)
Common/collective trusts	3,251,180	931,402
Mutual funds	8,242,929	5,473,096

Net appreciation (depreciation) in fair value of investments	$9,153,734	$(4,505,628)

(4)	Transactions With Parties-in-Interest

The Plan held investments in funds affiliated with Merrill Lynch (the “Trustee”) and the common stock of the Sponsor, with a fair value of $99,193,052 and $99,109,871 at December 31, 2006 and 2005, respectively.

The Plan held investments in the common stock of the Sponsor with a fair value of $10,033,270 and $13,966,094 at December 31, 2006 and 2005, respectively.

(5)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(6)	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 21, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and

Danka 401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

December 31, 2006 and 2005

restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

(7)	Reconciliation to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the 2006 and 2005 Form 5500, respectively.

	2006	2005
Net assets available for benefits	$181,031,905	$185,724,659
Less adjustment to report collective trust fund at fair value	628,416	—
Less benefits payable	96,671	399,691

Net assets available per Form 5500	$180,306,818	$185,324,968

Benefit payments per statement of changes	$27,246,098	$26,721,046
Plus benefits payable	96,671	399,691
Less prior year benefits payable	(399,691)	(289,167)

Net benefits payable per Form 5500	$26,943,078	$26,831,570

The following is a reconciliation of additions per the financial statements to total income on the 2006 and 2005 Form 5500, respectively.

	2006	2005
Total additions per the financial statements	$22,618,029	$9,190,079
Less adjustment to report collective trust fund at fair value	628,416	—

Total Income per the Form 5500	$21,989,613	$9,190,079

(8)	Subsequent Events

Beginning June 15, 2007, the Plan began matching participants’ contributions at 25% on the first 4% of contributions. The matching component vests over four years.

Danka 401(k) Profit Sharing Plan

EIN: 59-3407614 Plan: 001

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of Party Involved	Description of Investment	Current Value
Common stocks:
*Danka Business System PLC	7,377,404 shares of Danka Business Systems PLC Common Stock	$10,033,270
Eastman Kodak	23,712 shares of Eastman Kodak Common Stock	611,772

	Total common stocks	10,645,042

Common/Collective Trusts:
* Merrill Lynch Trust Company	33,074,501 units of Merrill Lynch Retirement Preservation Trust	32,446,085
* Merrill Lynch Trust Company	214,504 units of Merrill Lynch Equity Index Trust	23,050,571

	Total common/collective trusts	55,496,656

Mutual Funds:
Davis Venture Advisors	771,241 units of Davis New York Venture Fund	30,039,819
*Blackrock	788,292 units of Blackrock Global Allocation Fund	14,354,797
AIM Management	421,173 units of AIM Constellation Fund	12,070,815
Templeton	866,852 units of Templeton Foreign Fund	11,780,515
*Blackrock	849,345 units of Blackrock Government	9,113,467
PIMCO	480,860 units of PIMCO Total Return Fund Class A	4,991,330
Alliance	172,634 units of AllianceBerstein Small Cap	4,819,952
Davis Venture Advisors	101,080 units of Davis Series Inc Real Estate	4,731,561
*Blackrock	113,584 units of Blackrock Basic Value Fund	3,792,578
*Blackrock	153,861 units of Blackrock Value Opportunities Fund	3,772,660
AIM	93,762 AIM International Growth Fund	2,823,178
*Blackrock	131,246 units of Blackrock Fundamental Growth Fund Class A	2,613,101
Oakmark	82,187 units of Oakmark Equity & Income Fund	2,126,999
JP Morgan	60,238 JP Morgan Mid-Cap Val A	1,574,023
Franklin	38,240 units of Franklin Small-Mid Cap Growth Fund	1,466,502
*Merrill Lynch Trust Company	16,523 units of CMA Money Fund	16,523

	Total mutual funds	110,087,821

Loans:
*Participants	Participant loans at interest rates of 8% to 9.25%, various maturity dates	3,671,094

Total	Total	$179,900,613

*	Party-in-interest to the Plan

Historical Cost not presented as all investments are participant directed

SIGNATURES

The Danka 401(k) Profit Sharing Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Danka 401(k) Profit Sharing Plan

Dated: June 28, 2007

	By:	/s/ Edward K. Quibell
(Signature)

	By:	Edward K. Quibell
	Its:	Senior Vice President and Chief Financial Officer